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ESSA Pharma Inc. to Commence Trading on the NASDAQ Capital Market

Houston, Texas and Vancouver, Canada, July 2, 2015 — ESSA Pharma Inc. (“ESSA” or the “Company”) (TSX-V: EPI) announced today that its common shares have been approved for listing and trading on the NASDAQ Capital Market (“NASDAQ”) under the symbol “EPIX”.

ESSA will begin trading on NASDAQ on July 9, 2015. The Company will retain its listing on the TSX Venture Exchange under the symbol “EPI”.

As a result of the listing of the common shares on the NASDAQ, each of the Company’s outstanding special warrants issued on January 16, 2015 will be deemed to be exercised into one common share per special warrant for no additional consideration on the first business day following the date of the listing.

Contact Information:

Bob Rieder

CEO, ESSA Pharma Inc.

T: 778-331-0962; 832-831-5859

C: 604-562-8235

E: brieder@essapharmaceuticals.com

About ESSA Pharma Inc.

ESSA Pharma Inc. is a development-stage pharmaceutical company focused on a proprietary small molecule compound named EPI-506 as a treatment for advanced prostate cancer. EPI-506 was designed to block a novel target on the androgen receptor, the N-terminal domain. Inhibition of the N- terminal domain of the androgen receptor has the potential to block tumor growth after current hormone-therapy drugs have failed. That potential has been demonstrated in well-accepted in vitro and in vivo models that showed that EPI-506 inhibited proliferation and tumor growth, respectively. The target patient population for EPI-506 – metastatic castration resistant prostate cancer patients who have failed current hormone therapies – represents the greatest unmet medical need in this therapeutic area. Prostate cancer patients eventually fail current hormone therapies. In its upcoming Phase 1/2 clinical trial, ESSA intends to demonstrate the effectiveness of EPI-506 in treating prostate cancer patients who have failed abiraterone or enzalutamide, the current standard-of-care drugs in prostate cancer treatment.

About Prostate Cancer

Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumour progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumours are often initially sensitive to medical or surgical therapies that decrease levels of testosterone (for example, ADT), disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease (mCRPC) and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years; despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those that have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo studies, ESSA’s novel approach to blocking the androgen pathway has been shown to be effective in blocking tumour growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer

This release contains certain information which, as presented, constitutes “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions and includes, but is not limited to, statements about the Company’s listing on the NASDAQ and the implementation of the Company’s business model and strategic plans.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) obtaining positive results of clinical trials; (ii) obtaining regulatory approvals; and (iii) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA’s prospectus dated December 5, 2014 under the heading “Risk Factors”, a copy of which is available on ESSA’s profile at the SEDAR website at www.sedar.com, and as otherwise disclosed from time to time on ESSA’s SEDAR profile. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.